Finance

08000731

30th January, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

SUPPL

SEC Mail Processing Section

FEB 13 2008

Washington, DC
104

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~ Nyrt.
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

PROCESSED
FEB 15 2008
THOMSON
FINANCIAL

Enclosure

▶ **MOL Plc.**

INVESTOR NEWS

30 January 2008

Purchase of treasury shares

MOL Plc. hereby informs capital market participants, that on 29 January 2008, based on the announcement made on 16 July 2007 and modified on 22 January 2008, MOL bought 85,000 treasury shares at an average price of 22,913 HUF/share on the Budapest Stock Exchange through OTP Bank Plc. as investment service provider. Following this transaction MOL owns 1,849,734 "A"series and 578 "C" series ordinary shares.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

▶ MOL Plc.

INVESTOR NEWS

29 January 2008

Purchase of treasury shares

MOL Plc. hereby informs capital market participants, that on 28 January 2008, based on the announcement made on 16 July 2007 and modified on 22 January 2008, MOL bought 65,000 treasury shares at an average price of 22,709 HUF/share on the Budapest Stock Exchange through ING Bank Ltd. as investment service provider. Following this transaction MOL owns 1,764,734 "A"series and 578 "C" series ordinary shares.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

▶ **MOL Plc.**

INVESTOR NEWS

31 January 2008

Purchase of treasury shares

MOL Plc. hereby informs capital market participants, that on 30 January 2008, based on the announcement made on 16 July 2007 and modified on 22 January 2008, MOL bought 89,000 treasury shares at an average price of 22,802 HUF/share on the Budapest Stock Exchange through OTP Bank Plc. as investment service provider. Following this transaction MOL owns 1,938,734 "A"series and 578 "C" series ordinary shares.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

INVESTOR NEWS

31 January 2008

Number of voting rights at MOL Plc

MOL Hungarian Oil and Gas Public Limited Company, meeting the rules set in Clause 54 (9) of Act No. CXX/2001 on capital markets, hereby publishes the number of voting rights attached to its shares and the share capital.

Composition of share capital of the Company:

Share series	Par value (HUF/share)	Issued number	Total par value (HUF)
„A" series	1,000	109,674,923	109,674,923,000
„B" series	1,000	1	1,000
„C" series	1,001	578	578,578
Share capital	-	-	109,675,502,578

Number of voting rights attached to the shares:

Share series	Issued number	Number of treasury shares	Shares with voting rights	Voting right per share	Total voting rights
„A" series	109,674,923	1,938,734	107,736,189	1	107,736,189
„B" series	1	0	1	1	1
„C" series	578	578	0	1.001	0
Total	-	-	-	-	107,736,190

For further information, please contact:

Investor Relations + 36 1 464 1395
facsimile: + 36 1 464 1335
MOL Communication + 36 70 373 1755
Brunswick Group LLP + 44 20 7404 5959
Brunswick for Germany and Austria + 49 172 691 05 26

END